# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

_____

# FORM 8-K

### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)  **November 25, 2003**



# Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

| **Delaware** | **0-33169** | **13-4066229** |
|---|---|---|
| (State or other jurisdiction | (Commission | (I.R.S. Employer |
| of incorporation) | File Number) | Identification No.) |

### 6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

### (561) 998-2232
(Registrant's telephone number, including area code)

### Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

**Item 7.  Financial Statements, Pro Forma Financial Information and Exhibits.**

    (c)  Exhibits.

    <u>Exhibit</u>    <u>Description</u>

    <u>99.1</u>       Press Release issued by Cross Country Healthcare, Inc. ("the Company") on
              November 25, 2003

    <u>99.2</u>       Press Release issued by the Company on November 25, 2003

**Item 9. Regulation FD Disclosure.**

Incorporated by reference are two press releases issued by the Company on November 25, 2003 which are attached hereto as Exhibit 99.1 and Exhibit 99.2. This information is being furnished under Item 12 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

**Item 12.  Results of Operations and Financial Condition.**

(a)  On November 25, 2003 the Company issued two press releases announcing that it is scheduled to make presentations, a copy of which these are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K. This information is being furnished under Item 12 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**CROSS COUNTRY HEALTHCARE, INC.**

By: /s/ EMIL HENSEL

Name:  Emil Hensel

Dated:  November 25, 2003

Title:    Chief Financial Officer

**Links**

Exhibit 99.1





## CROSS COUNTRY HEALTHCARE TO PRESENT AT
## MERRILL LYNCH HEALTH SERVICES INVESTOR CONFERENCE

**BOCA RATON, Fla. – November 25, 2003 –** Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Tuesday, December 2, 2003, at 2:30 p.m. Eastern Time at the Merrill Lynch Health Services Investor Conference being held at The Waldorf=Astoria Hotel in New York City.

Cross Country's presentation will be webcast and accessible to the public online via the Company's web site at www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ccrn&script=2100%20. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. Replays will be available for 14 days after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

*The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2002.*

# # #

**For further information, please contact:**
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Exhibit 99.2





## CROSS COUNTRY HEALTHCARE TO PRESENT AT
## HARRIS NESBITT GERARD HEALTHCARE INVESTOR CONFERENCE

**BOCA RATON, Fla. – November 25, 2003 –** Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Thursday, December 11, 2003, at 1:00 p.m. Eastern Time at the Harris Nesbitt Gerard Healthcare Investor Conference being held at The Waldorf=Astoria Hotel in New York City.

Cross Country's presentation will be webcast and accessible to the public online via the Company's web site at www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ccrn&script=2100%20. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc. Replays will be available for 90 days after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

*The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2002.*

# # #

**For further information, please contact:**
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com